Key Markets – Chicago

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN CHICAGO

In 2019 Dollars, Since Inception*

51 Projects	$638.8M HIT Investment Amount	$10M Building America NMTC Allocation	$1.5B Total Development Cost	11,727 Housing Units Created or Preserved
17.8M Hours of Union Construction Work	17,718 Total Jobs Across Industries	$1.1B Total Wages and Benefits	$148.4M State and Local Tax Revenue Generated	$2.9B Total Economic Impact